Exhibit 99.1

ASX Announcement	10 August 2015

32 Beulah Road, Norwood, South Australia 5067ACN112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Acquisition of Eagle Ford and Cooper Basin Assets

Sundance Energy Australia Ltd (ASX: SEA, Sundance) is pleased to announce that the Company has closed the previously announced acquisition of New Standard Energy Ltd’s (ASX: NSE) U.S. and Cooper Basin assets. Consideration for the acquisition included approximately $15.0 million to repay NSE’s note with Credit Suisse, the issuance of 6 million new fully paid ordinary SEA shares and the assumption of net working capital deficit of approximately $0.9 million.  Approximately 1.5 million of the 6 million SEA shares will be held in escrow until resolution of due diligence defect matters.

The Eagle Ford assets acquired include approximately 5,500 net acres in Atascosa County, 7 gross producing wells with approximately 175 net Boe/d of current production and two wells that have been drilled but not yet completed.  This acquisition increases Sundance’s Eagle Ford position to approximately 37,000 net acres.

Sundance plans to sell 25% of the assets acquired from NSE plus approximately 400 net acres (25%) of Sundance’s Charlotte Ranch lease in Atascosa County, Texas to Quintanilla Management Company (“QMC”) and expects closing of that transaction to occur within the next several weeks.

For more information, please contact:

Eric McCrady, Managing Director                                                                                                         Mike Hannell, Chairman

Tel: +1 (303) 543 5703                                                                                                                                                                   Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford and Greater Anadarko Basins.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net.

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with our the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.